Exhibit 99.1
Qiao Xing Universal Telephone, Inc. Releases 2008 Unaudited First
Half Consolidated Income Statement and Consolidated Balance Sheet
     HUIZHOU, Guangdong, China, Nov. 21 /PRNewswire-FirstCall/ — Qiao Xing Universal Telephone, Inc. (“the Company” or “XING”)(Nasdaq: XING) today released its unaudited consolidated income statement for the six months ended June 30, 2008 and consolidated balance sheet as at June 30, 2008.
     The Company previously only released its operating results for the second quarter because a third party valuation was being conducted for the purpose of accounting for the $70 million convertible notes issued by one of its subsidiaries in May 2008. The valuation was just completed and the Company is reporting its unaudited condensed consolidated income statement for the six months ended June 30, 2008 and condensed consolidated balance sheet as at June 30, 2008.
     Net profit before extraordinary item for the six months was RMB53.9 million (US$7.6 million). This represents a 93% decrease from the first half of 2007. This was mainly due to the decrease of non-operating income and sales.
     In the first half of 2007, one subsidiary of the Company, Qiao Xing Mobile Communication Co., Ltd. (“QXM”), conducted an initial public offer (“IPO”) on the New York Stock Exchange. The company recognized RMB733.7 million non-operating gains during the IPO and conversion of XING convertible notes by note holders to shares of QXM thereafter. The net non-operating income for the six months ended June 30, 2008 was RMB11.9 million, compared to RMB524.0 million in the same period of 2007, represents a decrease of RMB512.1 million.
     Compared to the first half of 2007, net sales decreased 32.6%, from RMB1,857.6 million to RMB1,251.9 million. This leads to a decrease of 47.1% in income from operation.
     Basic earnings per share of common stock before and after extraordinary gain were both RMB1.51 (US$ 0.21).
     About Qiao Xing Universal Telephone,Inc.
     Qiao Xing Universal Telephone, Inc. is one of China’s largest manufacturers and distributor of telecommunications products in China. QXUT’s product portfolio includes telecommunications terminals and related products, including fixed wireless phones, VoIP telephones, mobile handsets, PDAs and consumer electronic products, including MP3 players, cash registers and set- top-box products. The Company primarily conducts its business through its operating subsidiaries CEC Telecom Co., Ltd (CECT), and Huizhou Qiao Xing Communication Industry Co., Ltd (HZQXCI), a company engaged in R&D and distribution of indoor telephone sets and economy mobile phones under the COSUN brand. The Company Group has built a strong distribution network comprised of more than 5,000 retail stores throughout China and has established partnerships with major retailers in Europe, North America and Latin America, including Bellsouth and Wal-Mart. For more details, please visit http://www.cosun-xing.com.
     Safe Harbor Statement
     This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as “aim,” “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “is /are likely to,” “may,” “plan,” “potential,” “will” or other similar expressions. Statements that are not historical facts, including statements about Qiao Xing Universal’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward- looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. Qiao Xing Universal does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release is as of November 21, 2008, and Qiao Xing Universal undertakes no duty to update such information, except as required under applicable law.
Unaudited Condensed Consolidated Income Statement
for the Six Months Ended June 30, 2007 and 2008

	2007	2008	2008
	RMB’000	RMB’000	US$’000
Sales, net	1,857,591	1,251,857	177,439

Cost of sales	(1,361,187)	(902,378)	(127,904)
Gross profit	496,404	349,479	49,535
Operating expenses	(128,277)	(154,663)	(21,922)
Income from operation	368,127	194,817	27,613
Non-operating income less expenses	523,959	11,898	1,686
Profit (loss) before taxation
and extraordinary items	892,086	206,715	29,300
Current taxation	(55,887)	(63,281)	(8,969)
Profit (loss) after taxation	836,199	143,434	20,330
Minority interest	(64,262)	(89,501)	(12,686)
Profit before extraordinary item	771,937	53,933	7,644
Extraordinary items	17,586	—	—
Profit for the year	789,523	53,933	7,644

Allocation of profit before extraordinary gain

To participatory convertible notes	133,792	7,079	1,003
To common stock	638,235	46,853	6,641
Basic earnings per share of common stock before extraordinary gain	21.53	1.51	0.21
Allocation of profit after extraordinary gain

To participatory convertible notes	136,747	7,079	1,003
To common stock	652,776	46,853	6,641
Basic earnings per share of common stock after extraordinary gain	22.02	1.51	0.21
Weighted average number of shares outstanding — basic	29,638,000	30,948,836	30,948,836

Unaudited Condensed Consolidated Balance Sheets
as of December 31, 2007 and June 30, 2008

	December 31,	June 30,	June 30,
	2007	2008	2008
	RMB’000	RMB’000	US$’000
CURRENT ASSETS
Cash and cash equivalents	3,033,010	3,988,329	581,465
Pledged bank deposits	197,951	201,100	29,319
Bills receivables (bank)	115,261	88,271	12,869
Accounts receivable, net	941,518	555,111	80,931
Inventories	304,024	254,701	37,133
Prepaid expenses	273,881	587,692	85,681
Other current assets	1,111,408	619,714	90,349
Due from related parties:	27	25	4
Deferred tax assets	13,350	7,831	1,142
Deferred debt issuance costs - 4.5% Notes	14,579	2,741	400
TOTAL CURRENT ASSETS	6,005,009	6,305,514	919,292

Fixed assets, net	192,601	198,945	29,004
Land use rights	36,106	35,706	5,206
Intangible assets	60,728	53,348	7,778
Goodwill	76,594	83,982	12,244
Investment at cost	7,803	7,802	1,136
Deferred debt issuance costs		49,606	7,232
TOTAL ASSETS	6,378,841	6,734,904	981,893

CURRENT LIABILITIES
Short term borrowings	1,471,454	1,619,558	236,118
Accounts payable	180,573	183,999	26,826
Other payables	42,009	26,605	3,879
Deferred revenues	26,402	10,512	1,533
Accrued liabilities	104,984	103,428	15,079
Deposits received	4,539	3,436	501
Due to related parties	608	0	0
Taxation payable	73,301	65,082	9,488
Convertible notes	135,667	292,758	42,682
CB embedded derivatives	19,004	203,442	29,660
TOTAL CURRENT LIABILITIES	2,058,541	2,508,819	365,765

LONG-TERM LIABILITIES
Shareholders loans	7,194	6,765	986
Convertible notes	189,660	166,956	24,341
Deferred tax liabilities	5,561	4,680	682
TOTAL LONG-TERM LIABILITIES	202,415	178,401	26,009
TOTAL LIABILITIES	2,260,956	2,687,220	391,774

MINORITY INTEREST	1,095,917	876,588	127,799

SHAREHOLDERS’ EQUITY
Share capital	251	251	34
Additional paid-in capital	1,737,541	1,862,536	271,542
Cumulative translation adjustments	(41,808)	(71,609)	1,323
Retained earnings (deficits)	1,325,984	1,379,917	189,420
TOTAL SHAREHOLDERS’ EQUITY	3,021,968	3,171,096	462,320
TOTAL LIABILITIES & SHAREHOLDERS’ EQUITY	6,378,841	6,734,904	981,893

(1)	The accompanying unaudited condensed consolidated financial statements do not fully comply with U.S. GAAP due to the omission of certain required disclosures.
For more information, please contact:
Rick Xiao
Qiao Xing Universal Telephone, Inc.
Tel: +86-752-2820268
Email: rick@qiaoxing.com
SOURCE Qiao Xing Universal Telephone, Inc.